EXHIBIT 99.1

Stantec signs letter of intent to acquire Philadelphia-based L2P, deepening Mid-Atlantic architecture expertise

EDMONTON, Alberta and NEW YORK and PHILADELPHIA, Oct. 12, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable architecture, interior design, and engineering, has signed a Letter of Intent to acquire L2P, a 40-person Philadelphia-based architecture, interior design, and planning firm. Founded in 2009, L2P has grown to be a trusted advisor in the science and technology, commercial workplace, higher education, residential, and hospitality markets. The terms of the transaction are not disclosed.

The acquisition will bolster Stantec’s science and technology and commercial workplace offerings in greater Philadelphia and beyond. L2P brings extensive experience in strategic asset planning that supports clients in reaching informed real estate decisions. L2P’s portfolio spans complex laboratories, technology centers, higher education campuses, and high-density residential developments. The team holds a reputation for delivering projects that balance innovative design and sustainability practices with client objectives.

“L2P and Stantec share a common passion for sustainable design that helps create a sense of place and well-being,” said Josh Gould, Senior Vice President, Buildings, at Stantec. “L2P uniquely complements our existing offerings in the Philadelphia market where we are already a recognized leader in healthcare and education design. The additional knowledge and expertise that they bring will allow us to support all of our clients in a more comprehensive manner.”

Notable projects in L2P’s portfolio include

  Master planning, workplace strategy, architecture, and interior design for the global headquarters of Air Products, a leading industrial gases company. The 50-acre campus in Allentown, Pennsylvania includes an administrative building, research and development building, and a parking structure.

  Planning, architecture, and interior design of 2000 Arch Street, a proposed 18-story office tower in Center City, Philadelphia. Developed by the Parkway Corporation, the project is designed for Leadership in Energy and Environmental Design (LEED) Platinum certification. The modern and striking tower will feature glass and unique design elements at the streetscape to reflect the pedestrian character of the neighborhood.

  Master planning, workplace strategy, architecture, and interior design of a 312,000 square foot research and innovation center on the University of Delaware’s Science Technology and Advanced Research Campus in Newark, Delaware. The Chemours Discovery Hub consolidates most of the company's United States innovation teams under one roof to maximize collaboration. Researchers and technicians utilize the laboratories, offices, and amenity spaces to conduct cutting-edge research in fluoroproducts, chemical solutions, and titanium technologies.

Dovetailing with Stantec’s sustainability goals, L2P has significant capabilities in sustainable design. The team steered design of the first LEED-Existing Buildings: Operation and Maintenance (EBOM) building in Philadelphia’s Center City business district and the first LEED-Commercial Interiors (CI) Gold pilot project in the US, along with multiple Green Globes certified projects.

“Joining a top tier firm like Stantec presents an enormous opportunity for our staff and clients,” said John LaProcido, Managing Principal, at L2P. “Our clients will benefit from a broader geographic footprint and the expanded resources afforded by a global network of experts and services. Similarly, our staff can tap into Stantec’s strengths and connections, both locally and globally, to remain at the leading edge of design technology and innovation. We are inspired by the opportunity available at Stantec for our team to continue to learn, grow, and exceed the needs of our clients.”

L2P joins a team of more than 4,000 people within Stantec’s global Buildings practice. The Philadelphia office is home to over 115 architects, project managers, engineers, and interior design professionals providing services to the healthcare, education, commercial, and public sectors. Stantec is ranked as a top ten architecture firm by Architectural Record and Engineering News-Record.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (587) 579-2086
jess.nieukerk@stantec.com

Design with community in mind

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